EXHIBIT
                                                                        Item 6 H


                    CAPITALIZATION AND CAPITALIZATION RATIOS
                    ----------------------------------------

                                 (IN THOUSANDS)





    The capitalization of GPU, Inc. at March 31, 1998 and pro forma is as follows:



                              Actual                         Pro Forma
                              ------                         ---------
                           Amount         %             Amount              %
                            -----        ----            ------            ----
Long-term debt(1)          $4 475 332    50.9           $4 475 332         49.5
Notes payable                 299 618     3.4              299 618          3.3
Preferred stock (2)           170 478     1.9              170 478          1.9
Subsidiary-obligated
 mandatorily redeemable
 preferred securities         330 000     3.8              330 000          3.7
Trust originated
 preferred securities            -         -               250 000          2.8
Common equity               3 519 270    40.0             3 506 489        38.8
                             ---------   -----            ---------       -----
                           $8 794 698    100.0           $9 031 917      100.0





(1)      Includes securities due within one year of $411 140.
(2)      Includes securities due within one year of $12 500.

                                                            Financial Statements
                                                            Item 6(b) 1-A
                                                            Page 1 of 35


             PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                        ACTUAL (UNAUDITED) AND PRO FORMA
                                AT MARCH 31, 1998
                                -----------------
                                 (IN THOUSANDS)


                                           Actual      Adjustments
                                         (Unaudited) (See pages 5-6)  Pro Forma
                                         ----------- ---------------  ---------
ASSETS
Utility Plant:
  In Service, at original cost           $2 829 073     $    -       $2 829 073
  Less, accumulated depreciation          1 114 874          -        1 114 874
                                          ---------       -------     ---------
     Net utility plant in service         1 714 199          -        1 714 199
  Construction work in progress              67 157          -           67 157
  Other, net                                 24 101         7 730        31 831
                                          ---------       -------     ---------
     Net utility plant                    1 805 457         7 730     1 813 187
                                          ---------       -------     ---------

Other Property and Investments:
  Nuclear decommissioning
    trusts, at market                        73 580          -           73 580
  Other, net                                  7 066          -            7 066
                                          ---------     ---------     ---------
     Total other property
     and investments                         80 646          -           80 646
                                          ---------     ---------     ---------

Current Assets:
  Cash and temporary
    cash investments                          7 544       113 476       121 020
  Special deposits                            2 647          -            2 647
  Accounts receivable:
    Customers, net                           75 936          -           75 936
    Other                                    29 433          -           29 433
  Unbilled revenues                          42 303          -           42 303
  Materials and supplies,
  at average cost or less:
    Construction and maintenance             48 853          -           48 853
    Fuel                                     15 528          -           15 528
  Deferred income taxes                       7 589          -            7 589
  Prepayments                                52 180          -           52 180
                                          ---------      --------     ---------
     Total current assets                   282 013       113 476       395 489
                                          ---------      --------     ---------

Deferred Debits and Other Assets:
  Regulatory assets:
    Income taxes recoverable
    through future rates                    202 624          -          202 624
    Three Mile Island Unit 2
       deferred costs                        90 663          -           90 663
    Nonutility generation
       contract buyout costs                 28 700          -           28 700
    Other                                    74 662          -           74 662
                                          ---------      --------     ---------
Total regulatory assets                     396 649          -          396 649
  Deferred income taxes                      56 203          -           56 203
  Other                                      14 276         1 949        16 225
                                          ---------      --------     ---------
     Total deferred debits and
     other assets                           467 128         1 949       469 077
                                          ---------      --------     ---------

     Total Assets                        $2 635 244     $ 123 155    $2 758 399
                                          =========      ========     =========


The accompanying notes are an integral part of the consolidated financial statements.

                                                            Financial Statements
                                                            Item 6(b) 1-A
                                                            Page 2 of 35


                     PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
                                   CONSOLIDATED BALANCE SHEETS
                                ACTUAL (UNAUDITED) AND PRO FORMA
                                        AT MARCH 31, 1998
                                        -----------------
                                         (IN THOUSANDS)

                                          Actual      Adjustments
                                        (Unaudited) (See pages 5-6) Pro Forma
                                        -----------  -------------- --------
LIABILITIES AND CAPITALIZATION
Capitalization:
  Common stock                          $  105 812     $    -      $  105 812
  Capital surplus                          285 486          -         285 486
  Retained earnings                        420 237        (5 502)     414 735
  Accumulated other
     comprehensive income                    7 605          -           7 605
                                         ---------      --------    ---------
      Total common stockholder's
       equity                              819 140        (5 502)     813 638
  Cumulative preferred stock                16 681          -          16 681
  Company-obligated mandatorily
    redeemable preferred securities        105 000          -         105 000
  Trust originated preferred
    securities                                -          125 000      125 000
  Long-term debt                           676 445          -         676 445
                                         ---------      --------    ---------
      Total capitalization               1 617 266       119 498    1 736 764
                                         ---------      --------    ---------

Current Liabilities:
  Securities due within one year                11          -              11
  Notes payable                            116 000          -         116 000
  Obligations under capital leases          18 087         7 730       25 817
  Accounts payable:
    Affiliates                              27 410                     27 410
    Other                                   55 916                     55 916
  Taxes accrued                             28 464        (4 073)      24 391
  Interest accrued                          10 118          -          10 118
  Other                                     25 471          -          25 471
                                         ---------      --------    ---------
      Total current liabilities            281 477         3 657      285 134
                                         ---------      --------    ---------

Deferred Credits and Other
Liabilities:
  Deferred income taxes                    481 328          -         481 328
  Three Mile Island Unit 2
   future costs                            113 424          -         113 424
  Unamortized investment tax
   credits                                  38 753          -          38 753
  Nuclear fuel disposal fee                 15 378          -          15 378
  Regulatory liabilities                    29 424          -          29 424
  Other                                     58 194          -          58 194
                                         ---------      --------    ---------
      Total deferred credits
      and other liabilities                736 501          -         736 501
                                         ---------      --------    ---------


      Total Liabilities and
      Capitalization                    $2 635 244     $ 123 155   $2 758 399
                                         =========      ========    =========


The accompanying notes are an integral part of the consolidated financial statements.

                                                            Financial Statements
                                                            Item 6(b) 1-A
                                                            Page 3 of 35


             PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
                        CONSOLIDATED STATEMENTS OF INCOME
                        ACTUAL (UNAUDITED) AND PRO FORMA
                   FOR THE TWELVE MONTHS ENDED MARCH 31, 1998
                   ------------------------------------------
                                 (IN THOUSANDS)

                                            Actual      Adjustments
                                          (Unaudited) (See pages 5-6) Pro Forma
                                          ---------- ---------------- ---------

Operating Revenues                        $1 026 838     $   -       $1 026 838
                                           ---------      -------     ---------

Operating Expenses:
  Fuel                                       173 467          464       173 931
  Power purchased and
   interchanged:
    Affiliates                                 1 844         -            1 844
    Others                                   212 752         -          212 752
  Other operation and maintenance            264 561            7       264 568
  Depreciation and amortization              107 059         -          107 059
  Taxes, other than income taxes              65 561         -           65 561
                                           ---------      -------     ---------
      Total operating expenses               825 244          471       825 715
                                           ---------      -------     ---------

Operating Income Before Income Taxes         201 594         (471)      201 123
  Income taxes                                59 680       (4 073)       55 607
                                           ---------      -------     ---------
Operating income                             141 914        3 602       145 516
                                           ---------      -------     ---------

Other Income and Deductions:
  Allowance for other funds
   used during construction                      (38)        -              (38)
  Other income, net                            2 403         -            2 403
  Income taxes                                  (826)        -             (826)
                                           ---------      -------     ---------
      Total other income and
      deductions                               1 539         -            1 539
                                           ---------      -------     ---------

Income Before Interest Charges and
  Dividends on Preferred Dividends           143 453        3 602       147 055
                                           ---------      -------     ---------

Interest Charges and Dividends
  on Preferred Securities:
  Interest on long-term debt                  49 122         -           49 122
  Other interest                               8 583           41         8 624
  Allowance for borrowed funds
   used during construction                   (2 214)        -           (2 214)
Dividends on company-obligated
   mandatorily redeemable
   preferred securities                        9 188         -            9 188
Dividends on trust originated
   preferred securities                         -           9 063         9 063
                                           ---------      -------     ---------
      Total interest charges and
      dividends on preferred securities       64 679        9 104        73 783
                                           ---------      -------     ---------

Net Income                                $   78 774     $ (5 502)    $  73 272
  Preferred stock dividends                      637         -              637
                                           ---------      -------      --------
Earnings Available for Common Stock       $   78 137     $ (5 502)    $  72 635
                                           =========      =======      ========


The accompanying notes are an integral part of the consolidated financial statements.

                                                            Financial Statements
                                                            Item 6(b) 1-A
                                                            Page 4 of 35


             PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                        ACTUAL (UNAUDITED) AND PRO FORMA
                   FOR THE TWELVE MONTHS ENDED MARCH 31, 1998
                   ------------------------------------------
                                 (IN THOUSANDS)

                                           Actual      Adjustments
                                         (Unaudited) (See pages 5-6) Pro Forma
                                         ---------- ----------------  --------

Balance at beginning of period           $  387 123     $   -       $  387 123

Net income                                   78 774       (5 502)       73 272

Cash dividends declared on common stock     (45 000)        -          (45 000)

Cash dividends declared on cumulative
  preferred stock                              (637)        -             (637)

Other adjustments, net                          (23)        -              (23)
                                          ---------      -------     ---------

Balance at end of period                 $  420 237     $ (5 502)   $  414 735
                                          =========      =======     =========


The accompanying notes are an integral part of the consolidated financial statements.

                                                            Financial Statements
                                                            Item  6(b) 1-A
                                                            Page  5 of 35


             PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
                            PRO FORMA JOURNAL ENTRIES
                                AT MARCH 31, 1998
             -------------------------------------------------------
                                 (IN THOUSANDS)


                                     (1)

      Cash and temporary cash investments             $125 000
             Trust originated preferred securities                $125 000

      To reflect the proposed issuance of $125 million trust originated preferred securities from time to time through December 31, 2000 by Penelec Capital
      Trust. The trust originated preferred securities and dividend payments are to be unconditionally guaranteed by
      Pennsylvania Electric Company.


                                     (2)

      Other deferred debits                           $  1 990
             Cash and temporary cash investments                  $ 1 990

      To reflect the underwriters compensation and offering expenses paid in accordance with the Underwriting Agreements for Penelec Capital Trust.

                                     (3)

      Other interest                                  $    41
             Other deferred debits                                $    41

      To  reflect  the  annual   amortization
      of  the  deferred   underwriters
      compensation  and  offering  expenses
      which are being  amortized  over 49
      years.


                                     (4)

      Dividends on trust originated preferred securities          $ 9 063
             Cash and temporary cash investments                  $ 9 063

      To reflect the annual  dividends
      paid on the trust originated preferred securities by Penelec Capital Trust at an assumed rate of 7.25%.

                                                        Financial Statements
                                                        Item 6(b) 1-A
                                                        Page 6  of 35


             PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
                              PRO FORMA ADJUSTMENTS
                                AT MARCH 31, 1998
             ------------------------------------------------------
                                 (IN THOUSANDS)


                                      (5)

Other Utility Plant, net                              $ 7 730
      Obligations Under Capital Leases                            $ 7 730

To  record  the  potential  incremental
nuclear  fuel to be  leased  for  TMI-1
(proposed  $25,000  limit less $17,270
of nuclear fuel subject to lease at March
31, 1998) (SEC File No. 70-8223).


                                     (6)

Fuel Expense                                          $   464
      Cash                                                        $   464

To record  incremental  rent  expense
on the Proposed nuclear fuel lease at an annual rate of 6.0% (SEC File No. 70-8223).


                                     (7)

Other operation and maintenance                       $     7
      Cash                                                        $     7

To record annual fees associated with
the proposed  nuclear fuel lease (SEC File
No. 70-8223).


                                     (8)

      Taxes accrued                                               $ 4 073
             Income taxes                                         $ 4 073

To reflect the net decrease in the
provision for Federal and State income
taxes at the rate of 41.5% attributable to interest payments on the proposed issuance of $128,866 subordinated debentures by Pennsylvania Electric Company to Penelec Capital L.P. and to record the decrease in income taxes associated with the proposed nuclear fuel lease (SEC File No. 70-8223).

                                                            Financial Statements
                                                            Item 6(b) 1-B
                                                            Page 7  of 35


                       GPU, INC. AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                        ACTUAL (UNAUDITED) AND PRO FORMA
                                AT MARCH 31, 1998
                       ----------------------------------
                                 (IN THOUSANDS)

                                           Actual      Adjustments
                                          (Unaudited)(See pages 11-12) Pro Forma
ASSETS
Utility Plant:
  In Service, at original cost          $11 239 028   $    -       $11 239 028
  Less, accumulated depreciation          4 165 553        -         4 165 553
                                         ----------   ----------   -----------
         Net utility plant in service      7 073 475        -        7 073 475
  Construction work in progress             244 498        -           244 498
  Other, net                                170 970      61 193        232 163
                                            -------      ------        -------
        Net utility plant                 7 488 943      61 193      7 550 136
                                          ---------      ------      ---------

Other Property and Investments:
  GPUI Group equity investments             621 093         -          621 093
  Goodwill, net                             588 811         -          588 811
  Nuclear decommissioning trusts,
    at market                               626 884         -          626 884
  Nuclear fuel disposal trust, at
    market                                  110 978         -          110 978
  Other, net                                135 861         -          135 861
  ----------                                -------         -          -------
        Total other property
        and investments                   2 083 627         -        2 083 627
                                          ---------    ---------     ---------

Current Assets:
  Cash and temporary cash
   investments                              130 555     224 341        354 896
  Special deposits                           23 611         -           23 611
  Accounts receivable:
    Customers, net                          279 673         -          279 673
    Other                                   111 887         -          111 887
  Unbilled revenues                         131 271         -          131 271
  Materials and supplies, at
   average cost or less:
    Construction and maintenance            191 658         -          191 658
    Fuel                                     40 758         -           40 758
  Deferred income taxes                      44 669         -           44 669
  Prepayments                               104 349         -          104 349
                                          ---------     -------      ----------
        Total current assets              1 058 431     224 341      1 282 772
                                          ---------     -------      ----------
Deferred Debits and Other Assets:
  Regulatory assets:
    Income taxes recoverable
     through future  rates                  521 780         -          521 780
    Three Mile Island Unit 2
     deferred costs                         337 754         -          337 754
    Nonutility generation contract
     buyout costs                           240 068         -          240 068
    Unamortized property losses              96 355         -           96 355
    Other                                   425 095         -          425 095
                                          ---------     -------      ----------
        Total regulatory assets           1 621 052         -        1 621 052
  Deferred income taxes                     431 112         -          431 112
Other                                       150 844       3 727         154 571
                                          ---------     -------      ----------
        Total deferred debits and
        other assets                      2 203 008       3 727      2 206 735
                                          ---------     -------      ----------
         Total Assets                   $12 834 009   $ 289 261     $13 123 270
                                         ==========    ========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                                        Financial Statements
                                                        Item 6(b) 1-B
                                                        Page 8  of 35


                       GPU, INC. AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                        ACTUAL (UNAUDITED) AND PRO FORMA
                                AT MARCH 31, 1998
                                -----------------
                                 (IN THOUSANDS)


                                           Actual         Adjustments
                                         (Unaudited) (See pages 11-12) Pro Forma
                                         ---------- -----------------  ---------
LIABILITIES AND CAPITAL
Capitalization:
  Common stock                           $   331 958   $     -      $   331 958
  Capital surplus                          1 007 885         -        1 007 885
  Retained earnings                        2 274 486      (12 781)    2 261 705
  Accumulated other
     comprehensive income/(loss)            (14 733)        -           (14 733)
                                          ----------     -----        ---------
      Total                                3 599 596      (12 781)    3 586 815
  Less, reacquired common
   stock, at cost                             80 326         -           80 326
                                          ----------     -----         --------
          Total common stockholders'
          equity                           3 519 270      (12 781)    3 506 489
  Cumulative preferred stock:
    With mandatory redemption                 91 500         -           91 500
    Without mandatory redemptiom              66 478         -           66 478
  Subsidiary-obligated
  mandatorily redeemable
    preferred securities                     330 000         -          330 000
  Trust originated preferred
  securities                                   -          250 000       250 000
  Long-term debt                           4 064 192         -        4 064 192
                                          ----------     --------     ---------
       Total capitalization                8 071 440      237 219     8 308 659
                                          ----------     --------     ---------



Current Liabilities:
  Securities due within one year             423 640         -          423 640
  Notes payable                              299 618         -          299 618
  Obligations under capital leases           131 276       61 193       192 469
  Accounts payable                           415 629         -          415 629
  Taxes accrued                              150 782       (9 151)      141 631
  Interest accrued                            51 470         -           51 470
  Deferred energy credits                     23 984         -           23 984
  Other                                      276 381         -          276 381
                                          ----------     -----         --------
      Total current liabilities            1 772 780       52 042     1 824 822
                                          ----------     --------    ----------



Deferred Credits and Other
Liabilities:
  Deferred income taxes                    1 572 001         -        1 572 001
  Unamortized investment tax credits         120 761         -          120 761
  Three Mile Island Unit 2
    future costs                             453 596         -          453 596
  Regulatory liabilities                     102 768         -          102 768
  Other                                      740 663         -          740 663
                                          ----------     -----        ---------

      Total deferred credits and
      other liabilities                    2 989 789         -        2 989 789
                                          ----------     --------     ---------

      Total Liabilities and
      Capitalization                     $12 834 009    $ 289 261   $13 123 270
                                          ==========     ========    ==========




The accompanying notes are an integral part of the consolidated financial statements.

                                                            Financial Statements
                                                            Item  6(b) 1-B
                                                            Page  9  of 35


                       GPU, INC. AND SUBSIDIARY COMPANIES
                        CONSOLIDATED STATEMENT OF INCOME
                        ACTUAL (UNAUDITED) AND PRO FORMA
                   FOR THE TWELVE MONTHS ENDED MARCH 31, 1998
                   ------------------------------------------
                                 (IN THOUSANDS)

                                             Actual     Adjustments
                                          (Unaudited) (See pages 11-12)Pro Forma

Operating Revenues                          $4 136 909   $     -    $4 136 909
                                             ---------      ----     ---------



Operating Expenses:
  Fuel                                         398 415        3 672    402 087
  Power purchased and
  interchanged, net                          1 059 473         -     1 059 473
  Deferral of energy and capacity
    costs, net                                  (2 228)        -        (2 228)
  Other operation and maintenance            1 030 622           56  1 030 678
  Depreciation and amortization                479 664         -       479 664
  Taxes, other than income taxes               320 775         -       320 775
                                             ---------      -------  ---------
        Total operating expenses             3 286 721        3 728  3 290 449
                                             ---------      -------  ----------

Operating income before income taxes           850 188       (3 728)   846 460
  Income taxes                                 205 987       (9 151)   196 836
                                            ---------      -------  ----------
Operating income                               644 201        5 423    649 624
                                            ---------      -------  ----------

Other Income and Deductions:
  Allowance for other funds
   used during construction                       47           -            47
  Equity in undistributed
  earnings/(losses) of
    affiliates                                 (41 676)        -      (41 676)
  Other income, net                             44 434         -        44 434
  Income taxes                                  16 093         -        16 093
                                             ---------      -------  ----------
      Total other income and
        deductions                              18 898         -        18 898
                                            ----------     -------  ----------

Income Before Interest Charges and
  Preferred Dividends                          663 099        5 423     668 522
                                            ----------     -------  ----------

Interest Charges and Preferred
Dividends:
  Interest on long-term debt                   274 479         -       274 479
  Other interest                                37 520           78     37 598
  Allowance for borrowed funds used
    during construction                         (5 394)        -        (5 394)
  Dividends on company-obligated
    mandatorily redeemable
    preferred securities                        28 888         -        28 888
  Dividends on trust originated
    preferred securities                          -          18 126     18 126
  Preferred stock dividends
    of subsidiaries, net of
    gain on reacquisition                       12 072         -        12 072
                                            ---------      -------  ----------
        Total interest charges
        and preferred dividends                347 565       18 204    365 769
                                             ---------     -------- ----------

Minority interest net
 (income)/loss                                   1 691         -         1 691
                                             ---------     --------  ---------


Net Income                                  $  313 843   $  (12 781)$  301 062
                                             =========      =======  =========

The accompanying notes are an integral part of the consolidated financial statements.

                                                            Financial Statements
                                                            Item  6(b) 1-B
                                                            Page  10 of 35


                       GPU, INC. AND SUBSIDIARY COMPANIES
                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                              ACTUAL AND PRO FORMA
                   FOR THE TWELVE MONTHS ENDED MARCH 31, 1998
                   ------------------------------------------
                                 (IN THOUSANDS)

                                          Actual      Adjustments
                                        (Unaudited) (See pages 11-12) Pro Forma

Balance at beginning of period         $2 209 254    $     -        $2,209 254

  Net income                              313 843       (12 781)       301 062

  Cash dividends declared
  on common stock                        (241 517)         -          (241 517)

  Other adjustments, net                   (7 094)         -            (7 094)
                                         --------     ---------       ---------

Balance at end of period               $2 274 486    $  (12 781)  $ $2 261 705
                                        =========       =======      =========




The accompanying notes are an integral part of the consolidated financial statements.

                                                      Financial Statements
                                                      Item 6(b) 1-B
                                                      Page 11 of 35


                       GPU, INC. AND SUBSIDIARY COMPANIES
                            PRO FORMA JOURNAL ENTRIES
                                AT MARCH 31, 1998
                                -----------------
                                 (IN THOUSANDS)


                                     (1)

 Cash and temporary cash investments                  $250 000
      Trust originated preferred securities                       $250 000

To reflect the proposed issuance of $125 million trust originated preferred securities from time to time through December 31, 2000 by Met-Ed Capital Trust and Penelec Capital Trust, respectively.
The  trust  originated  preferred
securities  and  dividend  payments
are to be unconditionally guaranteed by Metropolitan Electric Company and
Pennsylvania Electric Company.


                                     (2)

Other deferred debits                                 $  3 805
      Cash and temporary cash investments                         $  3 805

To  reflect  the  underwriters
compensation  and  offering  expenses
paid  in accordance with the
Underwriting Agreements for Met-Ed
Capital Trust and Penelec Capital Trust.


                                     (3)

Other interest                                        $     78
      Other deferred debits                                       $     78

To reflect the annual amortization
of the deferred underwriters compensation and offering expenses which are being amortized over 49 years.


                                     (4)

Dividends on trust originated preferred securities    $ 18 126
      Cash and temporary cash investments                         $ 18 126

To  reflect  the  annual  dividends
paid on the trust originated preferred securities of Met-Ed Capital Trust (7.25%) and Penelec Capital Trust (7.25%).

                                                      Financial Statements
                                                      Item 6(b) 1-B
                                                      Page 12 of 35


                       GPU, INC. AND SUBSIDIARY COMPANIES
                            PRO FORMA JOURNAL ENTRIES
                                AT MARCH 31, 1998
                                -----------------
                                 (IN THOUSANDS)


                                     (5)

Other Utility Plant, net                              $61 193
      Obligations Under Capital Leases                            $61 193

To record  the  potential  incremental
nuclear fuel to be leased for TMI-1 and Oyster Creek (proposed $190,000 limit less $128,807 of nuclear fuel subject to lease at March 31, 1998) (SEC File No.70-8223).


                                     (6)

Fuel Expense                                          $ 3 672
      Cash                                                       $ 3 672

To record incremental rent expense on the proposed nuclear fuel lease at an annual rate of 6.0% (SEC File No.70-8223).



                                     (7)

Other operation and maintenance                       $    56
      Cash                                                      $    56

To record annual fees associated with
the proposed  nuclear fuel lease (SEC File
No.70-8223).


                                     (8)

Taxes accrued                                         $ 9 151
      Income taxes                                              $ 9 151

To reflect the net decrease in the
provision for Federal and State income taxes at the rate of 41.5% attributable to interest payments on the proposed issuance of $257,732 subordinated debentures by
Metropolitan  Electric  Company  and
Pennsylvania  Electric  Company to
Met-Ed Capital L.P. and Penelec Capital L.P., respectively, and to record the decrease in income taxes associated with the proposed nuclear fuel lease (SEC File No.70-8223).

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 13 of 35



                                  GPU, INC.
             COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             ---------------------------------------------------


     GPU, Inc., a Pennsylvania corporation, is a holding company registered under the Public Utility Holding Company Act of 1935. GPU, Inc. does not directly operate any utility properties, but owns all the outstanding common stock of three domestic electric utilities serving customers in New Jersey -- Jersey Central Power & Light Company (JCP&L) -- and Pennsylvania -- Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). The customer service, transmission and distribution operations of these electric utilities are conducting business under the name GPU Energy. JCP&L, Met-Ed and Penelec considered together are referred to as the "GPU Energy companies." The generation operations of the GPU Energy companies are conducted by GPU Generation, Inc. (Genco) and GPU Nuclear, Inc. (GPUN). GPU, Inc. also owns all the common stock of GPU International, Inc., GPU Power, Inc. and GPU Electric, Inc. which develop, own and operate generation, transmission and distribution facilities in the United States and in foreign countries. Collectively, these are referred to as the "GPUI Group." Other wholly-owned subsidiaries of GPU, Inc. are GPU Advanced Resources, Inc. (GPU AR), a subsidiary engaging in energy services and retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), a subsidiary engaging in certain telecommunications-related businesses; and GPU Service, Inc. (GPUS), which provides certain legal, accounting, financial and other services to the GPU companies. All of these companies considered together are referred to as "GPU."

     These notes should be read in conjunction with the notes to consolidated financial statements included in the 1997 Annual Report on Form 10-K. The December 31, 1997 balance sheet data contained in the attached financial statements was derived from audited financial statements. For disclosures required by generally accepted accounting principles, see the 1997 Annual Report on Form 10-K.


1.   COMMITMENTS AND CONTINGENCIES


             COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT
             ---------------------------------------------------

The Emerging Competitive Market and Stranded Costs:
---------------------------------------------------

     The current market price of electricity being below the cost of some utility-owned generation and power purchase commitments, combined with the ability of some customers to choose their energy suppliers, has created the potential for stranded costs in the electric utility industry. These stranded costs, while potentially recoverable in a regulated environment, are at risk in a deregulated and competitive environment. Met-Ed and Penelec estimate that their total above-market costs related to power purchase commitments, company-owned generation, generating plant decommissioning, regulatory assets and transition expenses, on a present value basis at year-end 1998, are $1.5 billion and $1.2 billion, respectively. JCP&L estimates that its total above-

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 14 of 35

market costs related to power purchase commitments and company-owned generation, on a present value basis at September 30, 1998, is $1.6 billion. The $1.6 billion excludes above-market generation costs related to the Oyster Creek Nuclear Generating Station (Oyster Creek). In July 1997, JCP&L proposed, in its restructuring plans filed with the New Jersey Board of Public Utilities (NJBPU), recovery of its remaining Oyster Creek plant investment as a regulatory asset, through a nonbypassable charge to customers (see Management's Discussion and Analysis - Competitive Environment). At March 31, 1998, JCP&L's net investment in Oyster Creek was $710 million. These estimates are subject to significant uncertainties including the future market price of both electricity and other competitive energy sources, as well as the timing of when these above-market costs become stranded due to customers choosing another supplier. The restructuring legislation in Pennsylvania and the Energy Master Plan (NJEMP) in New Jersey provide mechanisms for utilities to recover, subject to regulatory approval, their above-market costs. These regulatory recovery mechanisms in Pennsylvania and New Jersey differ, but should allow for the recovery of non-mitigable above-market costs through either distribution charges or separate nonbypassable charges to customers.

     In June 1997, Met-Ed and Penelec filed with the Pennsylvania Public Utility Commission (PaPUC) their proposed restructuring plans to implement competition and customer choice in Pennsylvania as required by the comprehensive restructuring legislation enacted in 1996. Highlights of these plans are presented in the Competitive Environment section of Management's Discussion and Analysis. In May 1998, an Administrative Law Judge (ALJ) issued Recommended Decisions in Met-Ed and Penelec's restructuring proceedings. Met-Ed and Penelec are continuing to analyze the ALJ's recommendations, which do not contain detailed schedules recommending proposed amounts of stranded cost disallowances, cost allocations or other rate matters. Accordingly, management is unable to assess the full implications of the Decisions at this time. The major elements of the ALJ's Decisions are presented in the Competitive Environment section of Management's Discussion and Analysis. Met-Ed and Penelec intend to file exceptions to a number of the ALJ's recommendations by May 20, 1998. The PaPUC is scheduled to take nonbinding polls on June 4, 1998 on the Recommended Decisions and issue final orders on June 25, 1998.

     Based on preliminary review and analysis of the Recommended Decisions, management believes that if the PaPUC were to adopt the ALJ's recommendations in substantial part (in particular, the proposed reduction of T&D rates), it would have a material adverse effect on Met-Ed and Penelec's stranded cost recovery and future earnings, except to the extent offset by spending reductions. There can be no assurance as to the outcome of these proceedings.

     In July 1997, JCP&L filed with the NJBPU its proposed restructuring plan for a competitive electric marketplace in New Jersey as required by the NJEMP. Highlights of this plan are presented in the Competitive Environment section of Management's Discussion and Analysis. Although the NJBPU has stated that it intends to complete its review of JCP&L's plan so as to permit retail competition to begin in October 1998, this would require enacting legislation which has not yet been introduced. Management believes it is unlikely that legislation could be enacted in time for retail competition to begin in 1998.

     In October 1997, GPU announced its intention to begin a process to sell, through a competitive bid process, up to all of the fossil-fuel and hydroelectric generating facilities owned by the GPU Energy companies. The

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 15 of 35

current schedule, which is subject to change, calls for initial non-binding bids due in June 1998, selection of a short list of bidders in July 1998 and final bid submission in October 1998. It is anticipated that definitive purchase agreements will be entered into in November 1998 and the divestiture completed by mid-1999, subject to the timely receipt of the necessary regulatory and other approvals. For additional information, see Other Commitments and Contingencies.

     In 1996, the Federal Energy Regulatory Commission (FERC) issued Order 888, which permits electric utilities to recover their legitimate and verifiable stranded costs incurred when a wholesale customer purchases power from another supplier using the utility's transmission system. In addition, Pennsylvania adopted comprehensive legislation in 1996 which provides for the restructuring of the electric utility industry and will permit utilities the opportunity to recover their prudently incurred stranded costs through a PaPUC-approved competitive transition charge, subject to certain conditions, including that utilities attempt to mitigate these costs. In 1997, the NJBPU released Phase II of the NJEMP, which proposes that New Jersey electric utilities should have an opportunity to recover their stranded costs associated with generating capacity commitments and caused by electric retail competition, provided that they attempt to mitigate these costs. There can be no assurance as to the extent that stranded costs will be recoverable in Pennsylvania and New Jersey. (For additional information, see Management's Discussion and Analysis - Competitive Environment).

     The inability of the GPU Energy companies to recover their stranded costs in whole or in part could result in the recording of liabilities for above-market nonutility generation (NUG) costs and writedowns of uneconomic generation plant and regulatory assets recorded in accordance with Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation." Decommissioning costs, for which a liability may have to be recorded (see Nuclear Plant Retirement Costs), and the corresponding regulatory asset for amounts recoverable from customers, could also be subject to writedowns. The inability to recover these stranded costs would have a material adverse effect on GPU's results of operations. (See additional discussion of stranded costs in Management's Discussion and Analysis - Competitive Environment).

Nonutility Generation Agreements:

     Pursuant to the requirements of the federal Public Utility Regulatory Policies Act (PURPA) and state regulatory directives, the GPU Energy companies have entered into power purchase agreements with NUGs for the purchase of energy and capacity for remaining periods of up to 23 years. The following table shows actual payments from 1995 through 1997, and estimated payments from 1998 through 2002.

                          Payments Under NUG Agreements
                                  (in Millions)
                              Total       JCP&L       Met-Ed      Penelec

      1995                       $670       $381        $131        $158
      1996                        730        370         168         192
      1997                        759        384         172         203
   *  1998                        783        393         173         217
      1999                        789        395         167         227

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 16 of 35

      2000                        860        402         208         250
      2001                        887        411         237         239
      2002                        908        423         246         239

* The 1998 amounts consist of actual payments through March 31, 1998 and estimated payments for the remainder of the year.

     As of March 31, 1998, facilities covered by agreements having 1,666 MW (JCP&L 905 MW; Met-Ed 356 MW; Penelec 405 MW) of capacity were in service. While a few of these NUG facilities are dispatchable, most are must-run and generally obligate the GPU Energy companies to purchase, at the contract price, the output up to the contract limits. Substantially all unbuilt NUG facilities for which the GPU Energy companies have executed agreements are fully dispatchable.

     The emerging competitive generation market has created uncertainty regarding the forecasting of the companies' energy supply needs, which has caused the GPU Energy companies to change their supply strategy to seek shorter-term agreements offering more flexibility. The GPU Energy companies' future supply plan will likely focus on short- to intermediate-term commitments and reliance on spot market purchases. The projected cost of energy from new generation supply sources has also decreased due to improvements in power plant technologies and lower forecasted fuel prices. As a result of these developments, the rates under virtually all of the GPU Energy companies' NUG agreements for facilities currently in operation are substantially in excess of current and projected prices from alternative sources.

     The GPU Energy companies are seeking to reduce the above-market costs of these NUG agreements by: (1) attempting to convert must-run agreements to dispatchable agreements; (2) attempting to renegotiate prices of the agreements;
(3) offering contract buyouts (see Management's Discussion and Analysis - The GPU Energy Companies' Supply Plan,); and (4) initiating proceedings before federal and state agencies, and in the courts, where appropriate. In addition, the GPU Energy companies intend to avoid, to the maximum extent practicable, entering into any new NUG agreements that are not needed or not consistent with current market pricing, and are supporting legislative efforts to repeal PURPA. These efforts may result in claims against GPU for substantial damages. There can be no assurance as to the extent to which these efforts will be successful in whole or in part.

     In 1997, Met-Ed and Penelec issued requests for proposals (RFPs) to 24 NUG projects which currently supply a total of approximately 760 MW under power purchase agreements. The RFPs requested the NUGs to propose buyouts, buydowns and/or restructurings of current power purchase contracts in return for cash payments. In January 1998, Met-Ed and Penelec entered into definitive buyout agreements with two bidders. The PaPUC is considering Met-Ed and Penelec's requests for approval of these agreements as part of their pending restructuring proceedings.

     In February 1997, Met-Ed and Penelec entered into revised power purchase agreements with AES Power Corporation (AES) for 377 MW and 80 MW of capacity and related energy, respectively, related to a combined-cycle generating facility that AES plans to construct in Pennsylvania. Met-Ed and Penelec have paid $63.4 million and $5 million, respectively, to previous developers and AES to terminate the original power purchase agreements. In July 1997, the PaPUC ordered that the issue of recovery of the related buyout costs and

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 17 of 35

approval of the revised power purchase agreements with AES be considered in Met-Ed and Penelec's restructuring proceedings. If the revised power purchase agreements with AES are not approved by the PaPUC, Met-Ed and Penelec have agreed to pay AES up to an additional $28 million and $5 million, respectively.

     This discussion of "Nonutility Generation Agreements" contains estimates which are based on current knowledge and expectations of the outcome of future events. The estimates are subject to significant uncertainties, including changes in fuel prices, improvements in technology, the changing regulatory environment and the deregulation of the electric utility industry.

     The GPU Energy companies are recovering certain of their NUG costs (including certain buyout costs) from customers. Although the recently enacted legislation in Pennsylvania and the NJEMP in New Jersey both include provisions for the recovery of costs under NUG agreements and certain NUG buyout costs, there can be no assurance that the GPU Energy companies will continue to be able to recover similar costs which may be incurred in the future. (See Management's Discussion and Analysis - Competitive Environment for additional discussion.)

Regulatory Assets and Liabilities:

     Regulatory Assets and Regulatory Liabilities, as reflected in the March 31, 1998 and December 31, 1997 Consolidated Balance Sheets in accordance with the provisions of FAS 71, "Accounting for the Effects of Certain Types of Regulation", were as follows:

GPU, Inc. and Subsidiary Companies                  Assets (in thousands)
----------------------------------                  ---------------------
                                                   March 31,    December 31,
                                                     1998           1997
                                                -------------      --------
Income taxes recoverable through
  future rates                                    $  521,780     $  510,680
Three Mile Island Unit 2 (TMI-2) deferred costs      337,754        345,326
Nonutility generation contract buyout costs          240,068        245,568
Unamortized property losses                           96,355         99,532
Other postretirement benefits                         88,519         89,569
Environmental remediation                             71,807         90,308
N.J. unit tax                                         38,204         39,797
Unamortized loss on reacquired debt                   39,280         40,489
Load and demand-side management programs              18,414         23,164
N.J. low-level radwaste disposal                      29,653         31,479
DOE enrichment facility decommissioning               32,377         33,472
Nuclear fuel disposal fee                             20,688         21,512
Storm damage                                          30,215         31,097
Nonutility generation costs                           32,163         24,857
Other                                                 23,775         22,402
                                                   ---------      ---------
     Total                                        $1,621,052     $1,649,252
                                                   =========      =========

                                                  Liabilities (in thousands)
                                                  --------------------------
                                                   March 31,     December 31,
                                                     1998            1997
                                                  ----------      -------
Income taxes refundable through
  future rates                                    $   87,568     $   89,247
Other                                                 15,200         12,527
                                                   ---------      ---------
     Total                                       $  102,768      $  101,774
                                                  =========       =========

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 18 of 35


JCP&L                                               Assets (in thousands)
-----                                               ---------------------
                                                   March 31,    December 31,
                                                     1998           1997
                                                -------------   --------
Income taxes recoverable through
  future rates                                    $  136,853     $  128,111
TMI-2 deferred costs                                 102,059        109,498
Nonutility generation contract buyout costs          137,500        140,500
Unamortized property losses                           91,641         94,726
Other postretirement benefits                         48,977         49,807
Environmental remediation                             41,683         61,324
N.J. unit tax                                         38,204         39,797
Unamortized loss on reacquired debt                   28,029         28,729
Load and demand-side management programs              18,414         23,164
N.J. low-level radwaste disposal                      29,653         31,479
DOE enrichment facility decommissioning               20,439         21,223
Nuclear fuel disposal fee                             23,045         23,781
Storm damage                                          30,215         31,097
Other                                                  1,934          2,466
                                                   ---------      ---------
     Total                                        $  748,646     $  785,702
                                                   =========      =========

                                                 Liabilities (in thousands)
                                                   March 31,    December 31,
                                                     1998           1997
                                                -------------   --------
Income taxes refundable through
  future rates                                    $   36,861     $   37,759
Other                                                 14,129         11,467
                                                   ---------      ---------
     Total                                        $   50,990     $   49,226
                                                   =========      =========


Met-Ed                                              Assets (in thousands)
------                                              ---------------------
                                                   March 31,    December 31,
                                                     1998           1997
                                                -------------   --------
Income taxes recoverable through
  future rates                                    $  182,303     $  178,927
TMI-2 deferred costs                                 145,032        146,290
Nonutility generation contract buyout costs           73,868         76,368
Unamortized property losses                            2,579          2,650
Other postretirement benefits                         39,542         39,762
Environmental remediation                              4,121          4,121
Unamortized loss on reacquired debt                    5,134          5,329
DOE enrichment facility decommissioning                7,959          8,166
Nuclear fuel disposal fee                             (1,540)        (1,511)
Nonutility generation costs                           12,602         10,265
Other                                                  5,589          4,515
                                                   ---------      ---------
     Total                                        $  477,189     $  474,882
                                                   =========      =========

                                                 Liabilities (in thousands)
                                                   March 31,    December 31,
                                                     1998           1997
                                                -------------   --------
Income taxes refundable through
  future rates                                    $   21,393     $   21,749
Other                                                  2,393          2,446
                                                   ---------      ---------
     Total                                        $   23,786     $   24,195
                                                   =========      =========

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 19 of 35

Penelec                                             Assets (in thousands)
-------                                             ---------------------
                                                   March 31,    December 31,
                                                     1998           1997
                                                -------------   --------
Income taxes recoverable through
  future rates                                    $  202,624     $  203,642
TMI-2 deferred costs                                  90,663         89,538
Nonutility generation contract buyout costs           28,700         28,700
Unamortized property losses                            2,135          2,156
Environmental remediation                             26,003         24,863
Unamortized loss on reacquired debt                    6,117          6,431
DOE enrichment facility decommissioning                3,979          4,083
Nuclear fuel disposal fee                               (817)          (758)
Nonutility generation costs                           19,561         14,592
Other                                                 17,684         16,853
                                                   ---------      ---------
     Total                                        $  396,649     $  390,100
                                                   =========      =========

                                                 Liabilities (in thousands)
                                                   March 31,    December 31,
                                                     1998           1997
                                                -------------   --------
Income taxes refundable through
  future rates                                    $   29,314     $   29,739
Other                                                    110             46
                                                   ---------      ---------
     Total                                        $   29,424     $   29,785
                                                   =========      =========


Income taxes recoverable/refundable through future rates: Represents amounts deferred due to the implementation of FAS 109, "Accounting for Income Taxes," in 1993.

TMI-2 deferred costs: Represents costs that are recoverable through rates for the GPU Energy companies' remaining investment in the plant and fuel core, radiological decommissioning and the cost of removal of nonradiological structures and materials in accordance with the 1995 site-specific study (in 1998 dollars) and JCP&L's share of long-term monitored storage costs. For additional information, see Nuclear Plant Retirement Costs.

Nonutility generation contract buyout costs: Represents amounts incurred for terminating power purchase contracts with NUGs, for which rate recovery has been granted or is probable (see Management's Discussion and Analysis - The GPU Energy Companies' Supply Plan).

Unamortized property losses: Consists mainly of costs associated with JCP&L's Forked River project, which are included in rates.

Other postretirement benefits: Includes costs associated with the adoption of FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which are deferred in accordance with Emerging Issues Task Force
(EITF) Issue 92-12, "Accounting for OPEB Costs by Rate-Regulated
Enterprises."

Environmental remediation: Consists of amounts related to the investigation and remediation of several manufactured gas plant sites formerly owned by JCP&L, as well as several other JCP&L sites; Penelec's Seward station property; and future closure costs of various ash disposal sites for the GPU Energy companies. For additional information, see Environmental Matters.

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 20 of 35

N.J. unit tax: Represents certain state taxes, with interest, for which JCP&L received NJBPU approval in 1993 to recover over a ten-year period.

Unamortized loss on reacquired debt: Represents premiums and expenses incurred in the early redemption of long-term debt. In accordance with FERC regulations, reacquired debt costs are amortized over the remaining original life of the retired debt.

Load and demand-side management (DSM) programs: Consists of load management costs and other DSM program expenditures that are currently being recovered, with interest, through JCP&L's retail base rates and demand-side factor. Also includes provisions for lost revenues between base rate cases and performance incentives.

N.J. low-level radwaste disposal: Represents the estimated assessment for the siting of a disposal facility for low-level waste from Oyster Creek, less amortization, as allowed in JCP&L's rates.

Department of Energy (DOE) enrichment facility decommissioning: Represents payments to the DOE over a 15-year period which began in 1994.

Nuclear fuel disposal fee: Represents amounts recoverable through rates for estimated future disposal costs for spent nuclear fuel at Oyster Creek and Three Mile Island Unit 1 (TMI-1) in accordance with the Nuclear Waste Policy Act of 1982.

Storm damage: Relates to incremental noncapital costs associated with various storms in the JCP&L service territory that are not recoverable through insurance. These amounts were deferred based upon past rate recovery precedent. An annual amortization amount is included in JCP&L's retail base rates and is charged to expense.

Nonutility generation costs: Represents incremental NUG operating costs incurred above amounts reflected in Met-Ed and Penelec's current rates, for which rate recovery is probable but has not yet been granted (see Management's Discussion and Analysis - Competitive Environment).

     Amounts related to the decommissioning of TMI-1 and Oyster Creek, which are not included in Regulatory assets on the Consolidated Balance Sheets, are separately disclosed in the Nuclear Plant Retirement Costs section.

Accounting Matters:
-------------------

     Historically, electric utility rates have been based on a utility's costs. As a result, the GPU Energy companies account for the economic effects of cost-based ratemaking regulation under the provisions of FAS 71. FAS 71 requires regulated entities, in certain circumstances, to defer as regulatory assets, the impact on operations of costs expected to be recovered in future rates. At March 31, 1998, GPU has recorded on the Consolidated Balance Sheets $1.6 billion in regulatory assets in accordance with FAS 71 (see Regulatory Assets and Liabilities section of Competition and the Changing Regulatory Environment).

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 21 of 35

     In response to the continuing deregulation of the electric utility industry, the Securities and Exchange Commission (SEC) questioned the continued applicability of FAS 71 by investor-owned utilities with respect to their electric generation operations.

     In response to the concerns expressed by the Staff of the SEC, the Financial Accounting Standards Board's (FASB) EITF agreed to discuss the issues surrounding the continued applicability of FAS 71 to the electric utility industry. In 1997, the EITF met to discuss these issues and concluded that utilities are no longer subject to FAS 71, for the generation portion of their business, as soon as they know details of their individual transition plans. The EITF also concluded that utilities can continue to carry previously recorded regulated assets, as well as any newly established regulated assets (including those related to generation), on their balance sheets if regulators have guaranteed a regulated cash flow stream to recover the cost of these assets. While the EITF's consensus must be complied with, the SEC has the final regulatory authority for accounting by public companies.

     In light of retail  access  legislation  enacted  in  Pennsylvania  and the
NJBPU's final findings and recommendations, the GPU Energy companies believe they will no longer meet the requirements for continued application of FAS 71, for the generation portion of their business, by no later than mid-1998 for Met-Ed and Penelec, and October 1998 for JCP&L, the expected approval dates of their restructuring plans filed with state regulators. Once the GPU Energy companies are able to determine that the generation portion of their operations is no longer subject to the provisions of FAS 71, the related regulatory assets, net of regulatory liabilities, would, to the extent that recovery is not provided for through their respective restructuring plans, have to be written off and charged to expense. Additional depreciation expense would have to be recorded for any differences created by the use of a regulated depreciation method that is different from that which would have been used under generally accepted accounting principles for enterprises in general. In addition, write-downs of plant assets could be required in accordance with FAS 121, "Accounting for the Impairment of Long-Lived Assets," discussed below.

     Additionally, the inability of the GPU Energy companies to recover their above-market costs of power purchase commitments, in whole or in part, could result in the recording of liabilities and corresponding charges to expense. The amount of charges resulting from the discontinuation of FAS 71 will depend on the final outcome of the GPU Energy companies' individual restructuring proceedings, and could have a material adverse effect on GPU's results of operations and financial position.

     In December 1997, the PaPUC rejected PECO Energy Company's (PECO) restructuring settlement and approved an alternate plan for PECO based on its findings in that case. PECO took a pre-tax charge to 1997 income of $3.1 billion reflecting the effects of the PaPUC order. Met-Ed and Penelec believe that the PaPUC's decision in the PECO case was based on the specific facts and circumstances of that proceeding. Met-Ed and Penelec further believe that they have demonstrated in their restructuring proceedings ample evidence to distinguish sufficiently their cases from PECO's and that the PaPUC should not, therefore, apply its findings in the PECO case to their pending restructuring plans. If, however, the PaPUC were to apply these findings, it would have a material adverse impact on Met-Ed and Penelec's stranded cost recovery, restructuring proceedings and future earnings.

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 22 of 35

     In April 1998, PECO and other parties to PECO's restructuring proceeding, including Met-Ed and Penelec, filed a joint petition for settlement (Joint Petition) with the PaPUC. The Joint Petition represents a comprehensive settlement that resolves numerous issues on appeal by the parties to the settlement, including an agreement by Met-Ed, Penelec and PECO to withdraw from each others respective restructuring cases. Additionally, PECO has agreed not to participate when the PaPUC reviews Met-Ed and Penelec's sale of their generating facilities. The Joint Petition was tentatively approved by the PaPUC and the final vote is currently scheduled for May 14, 1998. There can be no assurance as to the outcome of this matter.

     Should the restructuring proceedings in New Jersey and Pennsylvania result in substantial disallowance of certain capital additions; the disallowance of certain stranded costs; reduction in cost of capital allowances on certain elements of plant and cost deferrals; and tariff rate unbundling reflecting an allocation of costs to the transmission and distribution activities lower than that proposed by the GPU Energy companies, management believes that the outcome of these proceedings would have a material adverse effect on GPU's future earnings.

     FAS 121 requires that regulatory assets meet the recovery criteria of FAS 71 on an ongoing basis in order to avoid a write-down. In addition, FAS 121 requires that long-lived assets, identifiable intangibles, capital leases and goodwill be reviewed for impairment whenever events occur or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. FAS 121 also requires the recognition of impairment losses when the carrying amounts of those assets are greater than the estimated cash flows expected to be generated from the use and eventual disposition of the assets. The effects of FAS 121 have not been material to GPU's results of operations.

                              NUCLEAR FACILITIES

     The GPU Energy companies have made investments in three major nuclear projects -- TMI-1 and Oyster Creek, both of which are operating generation facilities, and TMI-2, which was damaged during a 1979 accident. TMI-1 and TMI-2 are jointly owned by JCP&L, Met-Ed and Penelec in the percentages of 25%, 50% and 25%, respectively. Oyster Creek is owned by JCP&L. At March 31, 1998 and December 31, 1997, the GPU Energy companies' net investment in TMI-1 and Oyster Creek, including nuclear fuel, was as follows:

                                   Net Investment (in millions)
                                   ----------------------------
                                   TMI-1     Oyster Creek
                                   -----     ------------
           March 31, 1998
           JCP&L                   $152           $710
           Met-Ed                   293              -
           Penelec                  143              -
                                    ---            ---
             Total                 $588           $710
                                    ===            ===

                                   Net Investment (in millions)
                                   ----------------------------
                                   TMI-1     Oyster Creek
                                   -----     ------------
           December 31, 1997
           JCP&L                   $155           $701
           Met-Ed                   300              -
           Penelec                  147              -
                                    ---            ---
             Total                 $602           $701
                                    ===            ===

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 23 of 35

     The GPU Energy companies' net investment in TMI-2 at March 31, 1998 and December 31, 1997 was $82 million and $84 million, respectively (JCP&L $74 million and $76 million, respectively; Met-Ed $1 million and $1 million, respectively; Penelec $7 million and $7 million, respectively). JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed and Penelec are collecting revenues for TMI-2 related to their wholesale customers.

     Costs associated with the operation, maintenance and retirement of nuclear plants have continued to be significant and less predictable than costs associated with other sources of generation, in large part due to changing regulatory requirements, safety standards, availability of nuclear waste disposal facilities and experience gained in the construction and operation of nuclear facilities. The GPU Energy companies may also incur costs and experience reduced output at their nuclear plants because of the prevailing design criteria at the time of construction and the age of the plants' systems and equipment. In addition, for economic or other reasons, operation of these plants for the full term of their operating licenses cannot be assured. Also, not all risks associated with the ownership or operation of nuclear facilities may be adequately insured or insurable. Consequently, the recovery of costs associated with nuclear projects, including replacement power, any unamortized investment at the end of each plant's useful life (whether scheduled or premature), the carrying costs of that investment and retirement costs, is not assured. (See Competition and the Changing Regulatory Environment.)

     In addition to the continued operation of the Oyster Creek facility, JCP&L is exploring the sale or early retirement of the plant to mitigate costs associated with its continued operation. JCP&L is exploring these options due to the plant's high cost of generation compared to the current market price of electricity. If a decision is made to retire the plant early, retirement would likely occur in 2000. Although management believes that the current rate structure would allow for the recovery of and return on its net investment in the plant and provide for decommissioning costs, there can be no assurance that such costs will be fully recoverable. (See Management's Discussion and Analysis
- Competitive Environment).

     The GPU Energy companies have also entered into a confidentiality agreement with a potential purchaser of TMI-1. Unlike Oyster Creek, however, the early retirement of TMI-1 is not being considered because of its lower operating costs. In the event that TMI-1 is sold, there can be no assurance of full recovery of its remaining investment.

TMI-2:

     The 1979 TMI-2 accident resulted in individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, have been asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the United States District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

     At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 24 of 35

protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan, and (c) an indemnity agreement with the NRC for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million (JCP&L $7.5 million; Met-Ed $5 million; Penelec $2.5 million).

     In October 1995, the U.S. Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

     The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the U.S. Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

     In June 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed all of the 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs have appealed the District Court's ruling to the Court of Appeals for the Third Circuit, before which the matter is pending. There can be no assurance as to the outcome of this litigation.

     Based on the above, GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.


                        NUCLEAR PLANT RETIREMENT COSTS
                        ------------------------------

     Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the DOE.

     In 1990, the GPU Energy companies submitted a report, in compliance with NRC regulations, setting forth a funding plan (employing the external sinking fund method) for the decommissioning of their nuclear reactors. Under this plan, the GPU Energy companies intend to complete the funding for Oyster Creek and TMI-1 by the end of the plants' license terms, 2009 and 2014, respectively. The TMI-2 funding completion date is 2014, consistent with TMI-2's remaining in long-term storage and being decommissioned at the same time as TMI-1. Based on NRC studies, a comparable funding target was

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 25 of 35

developed for TMI-2 which took the accident into account. Under the NRC regulations, the funding targets (in 1998 dollars) are as follows:

                                              (in millions)
                                                               Oyster
                                        TMI-1      TMI-2       Creek
                                        -----      -----       -----

JCP&L                                   $ 45       $ 72        $310
Met-Ed                                    91        144           -
Penelec                                   45         72           -
                                         ---        ---         ---
   Total                                $181       $288        $310
                                         ===        ===         ===

The funding targets, while not considered cost estimates, are reference levels designed to assure that licensees demonstrate adequate financial responsibility for decommissioning. While the NRC regulations address activities related to the removal of the radiological portions of the plants, they do not establish residual radioactivity limits nor do they address costs related to the removal of nonradiological structures and materials.

    In 1995, a consultant to GPUN performed site-specific studies of the TMI site, including both Units 1 and 2, and of Oyster Creek, that considered various decommissioning methods and estimated the cost of decommissioning the radiological portions and the cost of removal of the nonradiological portions of each plant, using the prompt removal/dismantlement method. GPUN management has reviewed the methodology and assumptions used in these studies, is in agreement with them, and believes the results are reasonable. The NRC may require an acceleration of the decommissioning funding for Oyster Creek if the plant is retired early. The retirement cost estimates under the site-specific studies are as follows (in 1998 dollars):
                                              (in millions)
                                                               Oyster
                                        TMI-1      TMI-2       Creek
                                        -----      -----       -----

Radiological decommissioning            $333       $404        $391
Nonradiological cost of removal           82         33 *        38
                                         ---        ---         ---
   Total                                $415       $437        $429
                                         ===        ===         ===

* Net of $11.2 million spent as of March 31, 1998.

Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage.

     The ultimate cost of retiring the GPU Energy companies' nuclear facilities may be different from the cost estimates contained in these site-specific studies. Such costs are subject to (a) the escalation of various cost elements (for reasons including, but not limited to, general inflation), (b) the further development of regulatory requirements governing decommissioning, (c) the technology available at the time of decommissioning, and (d) the availability of nuclear waste disposal facilities.

     The GPU Energy companies charge to depreciation expense and accrue retirement costs based on amounts being collected from customers. Customer collections are contributed to external trust funds. These deposits, including the related earnings, are classified as Nuclear decommissioning

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 26 of 35

trusts, at market on the Consolidated Balance Sheets. Accounting for retirement costs may change based upon the FASB Exposure Draft discussed below.

     The FASB has issued an Exposure Draft titled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which includes nuclear plant retirement costs. If the Exposure Draft is adopted, Oyster Creek and TMI-1 future retirement costs would have to be recognized as a liability immediately, rather than the current industry practice of accruing these costs in accumulated depreciation over the life of the plants. A regulatory asset for amounts probable of recovery through rates would also be established. Any amounts not probable of recovery through rates would have to be charged to expense. (For TMI-2, a liability (in 1998 dollars) has already been recognized, based on the 1995 site-specific study because the plant is no longer operating (see TMI-2)). The effective date of this accounting change has not yet been established.



TMI-1 and Oyster Creek:

     The NJBPU has granted JCP&L annual revenues for TMI-1 and Oyster Creek retirement costs of $2.5 million and $13.5 million, respectively. These annual revenues are based on both the NRC funding targets for radiological decommissioning costs and a site-specific study which was performed in 1988 for nonradiological costs of removal. The Stipulation of Final Settlement approved by the NJBPU in 1997 allows for JCP&L's future collection of retirement costs to increase annually to $5.2 million and $22.5 million for TMI-1 and Oyster Creek, respectively, beginning in 1998, based on the 1995 site-specific study estimates.

     The PaPUC has granted Met-Ed annual revenues for TMI-1 retirement costs of $8.5 million based on both the NRC funding target for radiological decommissioning costs and the 1988 site-specific study for nonradiological costs of removal. The PaPUC also granted Penelec annual revenues of $4.2 million for its share of TMI-1 retirement costs, on a basis consistent with that granted Met-Ed. As part of their restructuring plans filed with the PaPUC in June 1997, Met-Ed and Penelec have requested that these amounts be increased to reflect the estimated retirement costs contained in the 1995 site-specific study for radiological decommissioning and nonradiological costs of removal.

     The amounts charged to depreciation expense for the first quarter of 1998 and the provisions for the future expenditure of these funds, which have been made in accumulated depreciation, are as follows:

                                         (in millions)
                                         -------------
                                                   Oyster
                                        TMI-1      Creek
                                        -----      -----
Amount expensed for the three
months ended March 31, 1998:
   JCP&L                                $  1       $  6
   Met-Ed                                  2          -
   Penelec                                 1          -
                                         ---        ---
                                        $  4       $  6
                                         ===        ===

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 27 of 35

                                         (in millions)
                                                   Oyster
                                        TMI-1      Creek
                                        -----      -----
Accumulated depreciation
provision at March 31, 1998:
   JCP&L                                $ 41       $235
   Met-Ed                                 75          -
   Penelec                                32          -
                                         ---        ---
                                        $148       $235

     Management believes that any TMI-1 and Oyster Creek retirement costs, in excess of those currently recognized for ratemaking purposes, should be recoverable from customers.


TMI-2:

     The estimated liabilities for TMI-2 future retirement costs (reflected as Three Mile Island Unit 2 Future Costs on the Consolidated Balance Sheets) as of March 31, 1998 and December 31, 1997 are as follows:

                                                 (in millions)

                                    GPU        JCP&L       Met-Ed     Penelec
                                    ---        -----       ------     -------

March 31, 1998                      $453       $113        $227       $113
December 31, 1997                   $449       $112        $225       $112


     These amounts are based upon the 1995 site-specific study estimates (in 1998 and 1997 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $16 million (JCP&L $4 million; Met-Ed $8 million; Penelec $4 million) as of March 31, 1998 and December 31, 1997, as a result of TMI-2's entering long-term monitored storage in 1993. The GPU Energy companies are incurring annual incremental monitored storage costs of approximately $1 million (JCP&L $250 thousand; Met-Ed $500 thousand; Penelec $250 thousand).

     Offsetting the $453 million liability at March 31, 1998 is $256 million (JCP&L $29 million; Met-Ed $144 million; Penelec $83 million) which is probable of recovery from customers and included in Three Mile Island Unit 2 deferred costs on the Consolidated Balance Sheets, and $238 million (JCP&L $94 million; Met-Ed $105 million; Penelec $39 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheets. Earnings on trust fund deposits are included in amounts shown on the Consolidated Balance Sheets under Three Mile Island Unit 2 deferred costs. TMI-2 decommissioning costs charged to depreciation expense in the first quarter of 1998 amounted to $3 million (JCP&L $573 thousand; Met-Ed $2,496 thousand; Penelec $255 thousand).

     The NJBPU and PaPUC have granted JCP&L and Met-Ed, respectively, TMI-2 decommissioning revenues for the NRC funding target and allowances for the cost of removal of nonradiological structures and materials. In addition, JCP&L is recovering its share of TMI-2's incremental monitored storage costs. The Stipulation of Final Settlement approved by the NJBPU in 1997 adjusts JCP&L's future revenues for retirement costs based on the 1995 site-specific

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 28 of 35

study estimates, beginning in 1998. Based on Met-Ed's rate order, Penelec has recorded a regulatory asset for that portion of such costs which it believes to be probable of recovery.

     At March 31, 1998, the accident-related portion of TMI-2 radiological decommissioning costs is considered to be $71 million (JCP&L $18 million, Met-Ed $35 million; Penelec $18 million), which is the difference between the 1995 TMI-1 and TMI-2 site-specific study estimates (in 1998 dollars). In connection with rate case resolutions at the time, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts relating to their shares of the accident-related portions of the decommissioning liability. In 1990, JCP&L contributed $15 million and in 1991, Met-Ed and Penelec contributed $40 million and $20 million, respectively, to irrevocable external trusts. These contributions were not recovered from customers and have been expensed. The GPU Energy companies will not pursue recovery from customers for any of these amounts contributed in excess of the $71 million accident-related portion referred to above.

     JCP&L intends to seek recovery for any increases in TMI-2 retirement costs, and Met-Ed and Penelec intend to seek recovery for any increases in the nonaccident-related portion of such costs, but recognize that recovery cannot be assured.


                                   INSURANCE
                                   ---------

     GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy (primarily incremental replacement power costs). There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured, unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

     The decontamination liability, premature decommissioning and property damage insurance coverage for the TMI station and for Oyster Creek totals $2.7 billion per site. In accordance with NRC regulations, these insurance policies generally require that proceeds first be used for stabilization of the reactors and then to pay for decontamination and debris removal expenses. Any remaining amounts available under the policies may then be used for repair and restoration costs and decommissioning costs. Consequently, there can be no assurance that in the event of a nuclear incident, property damage insurance proceeds would be available for the repair and restoration of that station.

     The Price-Anderson Act limits GPU's liability to third parties for a nuclear incident at one of its sites to approximately $8.9 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Under secondary financial protection, a nuclear incident at any licensed nuclear power reactor in the country, including those owned by the GPU Energy companies, could result in assessments of up to $79 million per incident for each of the GPU Energy companies' two operating reactors, subject to an annual maximum payment of $10 million per incident per reactor. In addition to the retrospective premiums payable under the Price-Anderson Act, the GPU Energy companies are

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 29 of 35

also subject to retrospective premium assessments of up to $26.5 million (JCP&L $17.0 million; Met-Ed $6.3 million; Penelec $3.2 million) in any one year under insurance policies applicable to nuclear operations and facilities.

     The GPU Energy companies have insurance coverage for incremental replacement power costs resulting from an accident-related outage at their nuclear plants. Coverage commences after a 17 week waiting period at $3.5 million per week, and after 23 weeks of an outage, continues for three years beginning at $1.8 million and $2.6 million per week for the first year for Oyster Creek and TMI-1, respectively, decreasing to 80% of such amounts for years two and three.


                            ENVIRONMENTAL MATTERS
                            ---------------------

     As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities.

     To comply with Titles I and IV of the federal Clean Air Act Amendments of 1990 (Clean Air Act), the GPU Energy companies expect to spend up to $248 million (JCP&L $44 million; Met-Ed $98 million; Penelec $106 million) for air pollution control equipment by the year 2000, of which approximately $242 million (JCP&L $43 million; Met-Ed $96 million; Penelec $103 million) has already been spent. In developing their least-cost plan to comply with the Clean Air Act, the GPU Energy companies will continue to evaluate major capital investments compared to participation in the sulfur dioxide (SO2) emission allowance market, the expected nitrogen oxide (NOx) emissions trading market and the use of low-sulfur fuel or retirement of facilities. In 1994, the Ozone Transport Commission (OTC), consisting of representatives of 12 northeast states (including New Jersey and Pennsylvania) and the District of Columbia, proposed reductions in NOx emissions it believes necessary to meet ambient air quality standards for ozone and the statutory deadlines set by the Clean Air Act. Effective November 1997, the Pennsylvania Environmental Quality Board adopted regulations implementing the OTC's proposed NOx reductions and in December 1997, the New Jersey Department of Environmental Protection developed a proposal with the electric utility industry on a plan to implement the OTC's proposed NOx reductions. The GPU Energy companies expect that the U.S. Environmental Protection Agency (EPA) will approve state implementation plans, including those in Pennsylvania and New Jersey, and that as a result, they will spend an estimated $6 million (JCP&L $0.2 million; Met-Ed $2.8 million; Penelec $3.0 million) (included in the above total), to meet the 1999 seasonal reductions agreed upon by the OTC. The OTC has stated that it anticipates that additional NOx reductions will be necessary to meet the Clean Air Act's 2005 National Ambient Air Quality Standard for ozone. However, the specific requirements that will have to be met at that time have not been finalized. In addition, in July 1997 the EPA adopted new, more stringent rules on ozone and particulate matter. Several groups have filed suit in the U.S. Court of Appeals to overturn these new air quality standards on the grounds that, among other things, they are based on inadequate

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 30 of 35

scientific evidence. Also, legislation has been introduced in the Congress that would impose a four-year moratorium on any new standards under the Clean Air Act. The GPU Energy companies are unable to determine what additional costs, if any, will be incurred if the EPA rules are upheld.

     GPU has been formally notified by the EPA and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at hazardous and/or toxic waste sites in the following number of instances (in some cases, more than one company is named for a given site):

      JCP&L       MET-ED      PENELEC     GPUN     GPU INC.       TOTAL

        7            4            2         1          1            12

     In  addition,   certain  of  the  GPU  companies  have  been  requested  to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. The ultimate cost of remediation will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

     In 1997, the EPA filed a complaint against GPU, Inc. in the United States District Court for the District of Delaware for enforcement of its unilateral order issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942 and GPU, Inc. emerged from the AGECO/AGECORP reorganization proceedings. All of the common stock of Dover was sold in 1942 by a member of the AGECO/AGECORP group to an unaffiliated entity, and was subsequently acquired by Chesapeake Utilities Corporation. According to the complaint, the EPA is seeking up to $0.5 million in past costs, $4.2 million for work in connection with the cleanup of the Dover site and approximately $19 million in penalties. GPU, Inc. has responded to the EPA complaint stating that such claims should be dismissed because, among other things, they are barred by the operation of the Final Decree entered by the United States District Court for the Southern District of New York at the conclusion of the 1946 reorganization proceedings of AGECO/AGECORP. Chesapeake Utilities Corporation has also sued GPU, Inc. for a contribution to the cleanup of the Dover site. In December 1997, the Court refused to dismiss the complaint; GPU has requested that the Court reconsider its decision. There can be no assurance as to the outcome of these proceedings.


     Pursuant to federal environmental monitoring requirements, Penelec has reported to the Pennsylvania Department of Environmental Protection (PaDEP) that contaminants from coal mine refuse piles were identified in storm water run-off at Penelec's Seward station property. Penelec signed a modified Consent Order, which became effective December 1996, that establishes a schedule for submitting a plan for long-term remediation, based on future

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 31 of 35

operating scenarios. Penelec currently estimates that the remediation of the Seward station property will range from $12 million to $20 million and has a recorded liability of $12 million at March 31, 1998. These cost estimates are subject to uncertainties based on continuing discussions with the PaDEP as to the method of remediation, the extent of remediation required and available cleanup technologies. Penelec has requested, and expects to receive, recovery of these remediation costs in its restructuring plan filed with the PaPUC (see Management's Discussion and Analysis - Competitive Environment), and has recorded a corresponding regulatory asset of approximately $12 million at March 31, 1998.

     In 1997, the GPU Energy companies filed with the PaDEP applications for re-permitting seven (JCP&L - one; Met-Ed - three; Penelec - three) operating ash disposal sites, including projected site closure procedures and related cost estimates. The cost estimates for the closure of these sites range from approximately $17 million to $22 million, and a liability of $17 million (JCP&L $1 million; Met-Ed $4 million; Penelec $12 million) is reflected on the Consolidated Balance Sheets at March 31, 1998. JCP&L has requested recovery of its share of closure costs in its restructuring plan filed with the NJBPU in July 1997. Penelec and Met-Ed expect recovery through their restructuring plans filed with the PaPUC in June 1997 (see Management's Discussion and Analysis - Competitive Environment). As a result, a regulatory asset of $17 million is reflected on the Consolidated Balance Sheets at March 31, 1998.

     JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of March 31, 1998, JCP&L has spent approximately $28 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $46 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. Moreover, the cost to clean up these sites could be materially in excess of $46 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

     In 1997, JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs was approved by the NJBPU as part of the Stipulation of Final Settlement. At March 31, 1998, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $35 million.

     JCP&L is continuing to pursue reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relative to these MGP sites. Pretrial discovery is continuing.

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 32 of 35

                     OTHER COMMITMENTS AND CONTINGENCIES
                     -----------------------------------

Year 2000 Issue:

     GPU is addressing year 2000 issues as they relate to its business, its operations and operating systems, and its relationship with customers, banks, partners, vendors, suppliers and service providers. Comprehensive reviews of all computers, equipment, systems and applications are being performed; remediation plans are being developed; and certain corrective actions have begun. GPU's remediation plans include, among other things, the upgrade or replacement of computers, equipment and computer software. GPU currently anticipates that its year 2000 remediation efforts will, in all material respects, be completed by the end of 1999. In the event corrective actions are not completed by this date, certain computers, equipment, systems and applications may not function properly, which could have a material adverse effect on GPU's operations.

     As part of their year 2000 solution, the GPU Energy companies have purchased and are installing an integrated information system (Project Enterprise) that will help them manage business growth and meet the mandates of electric utility deregulation. The system is scheduled to be fully operational in early 1999. As a result of the planned implementation of Project Enterprise, the GPU Energy Companies will avoid spending an estimated $8 million (JCP&L $3 million; Met-Ed $2 million; Penelec $3 million) in modifications to existing systems to make them year 2000 compliant.

     The GPU Energy Companies currently estimate they will spend an additional $24 million (JCP&L $11 million; Met-Ed $7 million; Penelec $6 million) on year 2000 remediation of their computers, equipment and computer software. Of this amount, approximately $7 million (JCP&L $3 million; Met-Ed $2 million; Penelec $2 million) would have been spent in any event because of maintenance and cyclical replacement plans that are already in place.

     The GPUI Group currently estimates it will spend approximately $7 million to become year 2000 ready, primarily to replace or modify equipment.

GPUI Group:

     At March 31, 1998, the GPUI Group had investments totaling approximately $2.4 billion in businesses and facilities located in foreign countries. Although management attempts to mitigate the risk of investing in certain foreign countries by securing political risk insurance, the GPUI Group faces additional risks inherent to operating in such locations, including foreign currency fluctuations (see Management's Discussion and Analysis - GPUI Group).

     At March 31, 1998, GPU, Inc.'s aggregate investment in the GPUI Group was $518 million; GPU, Inc. has also guaranteed up to an additional $913 million of GPUI Group obligations. Of this amount, $726 million is included in Long-term debt and Securities due within one year on GPU's Consolidated Balance Sheet at March 31, 1998; $30 million of that amount relates to a GPU International, Inc. revolving credit agreement; and $157 million relates to various other obligations of the GPUI Group.

     GPU International, Inc. has ownership interests in three NUG projects which have long-term power purchase agreements with Niagara Mohawk Power Corporation
(NIMO) with an aggregate book value of approximately $28 million. In July 1997, NIMO and 16 independent power producers (IPP), including the

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 33 of 35

GPUI Group, executed a master agreement providing for the restructuring or termination of 29 power purchase agreements, pursuant to which NIMO has agreed to pay an aggregate of $3.6 billion in cash and/or debt securities, and to issue an aggregate of 46 million shares of NIMO common stock. The specific terms of restructured contracts that may be executed are being negotiated separately with each IPP. In February 1998, the New York Public Service Commission approved NIMO's restructuring agreement.

     Parties to the agreement must still resolve a number of important issues and final resolution will require the execution of separate agreements for each project; approval by NIMO shareholders, and other state and federal agencies; third party consents; successful financing by NIMO; and resolution of certain tax issues. While the parties are attempting to complete the transactions by mid-1998, there can be no assurance as to the outcome of this matter.

     NIMO has also initiated an action in federal court seeking to invalidate numerous NUG contracts, including the three GPU International, Inc. projects discussed above. GPU International, Inc. has filed motions to dismiss the complaint. This proceeding has been stayed pending the outcome of the restructuring negotiations.

Other:

     In October 1997, GPU announced its intention to begin a process to sell, through a competitive bid process, up to all of the fossil-fuel and hydroelectric generating facilities owned by the GPU Energy companies. These facilities, comprised of 26 operating stations, support organizations and development sites, total approximately 5,300 MW (JCP&L 1,900 MW; Met-Ed 1,300 MW; Penelec 2,100 MW) of capacity and have a net book value of approximately $1.1 billion (JCP&L $288 million; Met-Ed $305 million; Penelec $546 million) at March 31, 1998. The net proceeds from the sale would be used to reduce the capitalization of the respective GPU Energy companies and may also be applied to reduce short-term debt, finance further acquisitions, and to reduce acquisition debt of the GPUI Group. In April 1998, GPU mailed Confidential Offering Memoranda to qualified buyers. One Memorandum covers 25 fossil-fueled and hydroelectric stations, support organizations and development sites and a second Memorandum is for the 1,884 MW coal-fired Homer City Station, which Penelec is selling together with its 50% joint owner, New York State Electric & Gas Corporation.

     The current schedule, which is subject to change, calls for initial non-binding bids due in June 1998, selection of a short list of bidders in July 1998 and final bid submission in October 1998. It is anticipated that definitive purchase agreements will be entered into in November 1998 and the divestiture completed by mid-1999, subject to the timely receipt of the necessary regulatory and other approvals. For the Homer City Station, initial, non-binding bids will be due in May, with the winning bidder expected to be announced by the end of July 1998.

     GPU's capital programs, for which substantial commitments have been incurred and which extend over several years, contemplate expenditures of $582 million (JCP&L $204 million; Met-Ed $92 million; Penelec $121 million; Other $165 million) during 1998. As a consequence of reliability, licensing, environmental and other requirements, additions to utility plant may be required relatively late in their expected service lives. If such additions

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                      Page 34 of 35

are made, current depreciation allowance methodology may not make adequate provision for the recovery of such investments during their remaining lives.

     The GPU Energy companies have entered into long-term contracts with nonaffiliated mining companies for the purchase of coal for certain generating stations in which they have ownership interests. The contracts, which expire at various dates between 1998 and 2007, require the purchase of either fixed or minimum amounts of the stations' coal requirements. The price of the coal under the contracts is based on adjustments of indexed cost components. The GPU Energy companies' share of the cost of coal purchased under these agreements is expected to aggregate $171 million (JCP&L $26 million; Met-Ed $55 million; Penelec $90 million) for 1998.

     JCP&L has entered into agreements with other utilities to purchase capacity and energy for various periods through 2004. These agreements will provide for up to 614 MW in 1998, declining to 529 MW in 1999 and 345 MW in 2000, through the expiration of the final agreement in 2004. Payments pursuant to these agreements are estimated to be $129 million in 1998, $111 million in 1999, $83 million in 2000, $92 million in 2001, and $101 million in 2002.

     In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. In December 1996, the DOE notified the GPU Energy companies and other standard contract holders that it will be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In January 1997, the GPU Energy companies, along with other electric utilities and state agencies, petitioned the U.S. Court of Appeals to, among other things, permit utilities to cease payments into the Federal Nuclear Waste Fund until the DOE complies with the NWPA. In May 1997, a joint petition was filed requesting that the Court of Appeals compel the DOE to begin disposing of spent nuclear fuel beginning not later than January 31, 1998. In November 1997, the Court declined to compel the DOE to begin disposing of spent fuel by the statutory deadline or to authorize the utilities to cease payments into the Nuclear Waste Fund. The DOE's inability to accept spent nuclear fuel by 1998 could have a material impact on GPU's results of operations, as additional costs may be incurred to build and maintain interim on-site storage at Oyster Creek. TMI-1 has sufficient on-site storage capacity to accommodate spent nuclear fuel through the end of its licensed life. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in northwestern Utah. There can be no assurance as to the outcome of these matters.

     New Jersey and Connecticut have established the Northeast Compact, to construct a low-level radioactive waste disposal facility in New Jersey, which should commence operation by the end of 2003. GPUN's total share of the cost for developing, constructing and site licensing the facility is estimated to be $58 million, which will be paid through 2002. Through March 31, 1998, $6 million has been paid. As a result, at March 31, 1998, a liability of $52 million is reflected on the Consolidated Balance Sheets. JCP&L is recovering these costs from customers, and a regulatory asset has also been recorded. (See the Regulatory Assets and Liabilities section of Competition and the Changing
Regulatory Environment.) In February 1998, the New Jersey Low-Level Radwaste Facility Siting Board (Siting Board) voted to suspend the siting

                                                 Financial Statements
                                                 Item 6(b) 1-B
                                                 Page 35 of 35

process in New Jersey. The Siting Board is reviewing its legal and financial obligations, subject to review from the Governor. GPUN cannot determine at this time what effect, if any, this matter will have on its operations.

     JCP&L's two operating nuclear units are subject to the NJBPU's annual nuclear performance standard. Operation of these units at an aggregate annual generating capacity factor below 65% or above 75% would trigger a charge or credit based on replacement energy costs. At current cost levels, the maximum annual effect on net income of the performance standard charge at a 40% capacity factor would be approximately $11 million before tax. While a capacity factor below 40% would generate no specific monetary charge, it would require the issue to be brought before the NJBPU for review. The annual measurement period, which begins in March of each year, coincides with that used for the Levelized Energy Adjustment Clause.

     At March 31, 1998, GPU, Inc. and consolidated affiliates had 9,401 employees worldwide, of which about 9,000 employees were located in the U.S. The majority of the U.S. workforce is employed by the GPU Energy companies, of which 4,862 are represented by unions for collective bargaining purposes. JCP&L, Met-Ed and Penelec's collective bargaining agreements with the International Brotherhood of Electrical Workers expire in 1999, 2000 and 2002, respectively. Penelec's five-year contract with the Utility Workers Union of America expires on June 30, 1998, and renegotiations have begun.

     During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.